Mail Stop 3561

      September 2, 2005

Larry L. Eastland
President and Chief Executive Officer
Great American Family Parks, Inc.
208 South Academy Avenue, Suite 130
Eagle, Idaho 83616

	Re: 	Great American Family Parks, Inc.
Registration Statement on Form SB-2
      Filed August 4, 2005
		File No. 333-127199

Dear Mr. Eastland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please refer to a stock report regarding your company dated
July
2005 issued by OTC Financial Network and publicly available at www.otcfn.com. The communication focuses on key attributes of the company and its prospects. Among the content of the communication are statements that "GFAM`s goal is to acquire five parks in three years, positioning it to potentially generate $100 million in total revenues by 2008," "Management anticipates Animal Safari to generate return on investment between 18-22% by year-end 2005," and "With a calculated strategy for growth, GFAM represents an exciting investment that capitalizes on a profitable segment of the entertainment industry." The communication contains a disclaimer indicating that "OTC Financial Network has received fees for services including a monthly retainer fee of five thousand dollars for creation and distribution of materials, including this report." Please tell us the following:

* Identify whether you or any of your affiliates or selling stockholders or their affiliates contributed to the fees paid to OTC
Financial Network or had any other arrangement with respect to the communication cited above. In this regard, we note from the communication that the OTC Financial Network is a division of National Financial Communications Corporation. We further note that
National Financial Communications Network is a listed selling stockholder in your offering and that page 23 of the prospectus states that you have entered into a Public Relations Consulting Agreement with National Financial Communications Network, Inc.

* If, as it appears, you or your affiliates or selling stockholders or their affialties have a connection with the communication, then specifically cite to us whether each of the statements in the communication, not just the ones highlighted above, is contained in your registration statement.

* Also, if as it appears there is a connection with the communication, then please provide us with your analysis of why this information does not constitute publication of information and statements made in advance of a proposed financing that has the effect of arousing public interest in the issuer or its securities in violation of the Securities Act.
2. We note the disclosure on page 36 that states that First
Montauk
Securities has "indicated a willingness to act as a selling agent on behalf of the selling shareholders." Please provide us with your analysis as to whether First Montauk Securities should be considered a statutory underwriter of all the securities in this offering.
3. We note that currently there is no established public market for your common stock. As such, it does not appear that your offering provides adequate information about the price at which shares are to be offered. See Item 16 of Schedule A to the Securities Act of 1933.
Please revise the prospectus to set a fixed price at which the selling stockholders will offer and sell their shares in the offering. Your plan of distribution may provide that the selling stockholders will sell at a fixed price of $X per share until your shares are quoted on the OTC Bulletin Board, and thereafter, at prevailing market prices or privately negotiated prices. Please make corresponding adjustments throughout your prospectus, or advise.

Recent Developments, page 6
4. Please revise this summary disclosure to focus on the key business and financial aspects of the transactions you discuss, rather than a detailed list of their terms, which is more appropriate for the body of the prospectus. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-B.

Risk Factors, page 9
5. Item 503(c) of Regulation S-B states that issuers should not "present risk factors that could apply to any issuer or to any offering." Some of your risk factors are overly generic and should be revised to discuss how they specifically present risks to you. For instance, we note the following:

* "Our Historical Financial Statements do not Reflect Our Entire
Business," page 10;

* "A Downturn in Economic Conditions Could Adversely Affect Our
Business," page 10; and

* "We Face Strong Competition From Numerous Entertainment
Alternatives," page 15.

We May Never Become Profitable nor Continue . . ., page 9
6. Please clarify that your audit opinion contains a paragraph expressing doubt regarding your ability to continue as a going concern.

We Have Limited Operating History . . ., page 10
7. Please specify how long you have been operating under your current business plan.

The Market Price of Our Common Stock May Decline . . ., page 12
8. Please state the percentage of total common stock represented by the shares underlying the warrants.

Market for Common Equity and Related Stockholder Matters, page 14
9. It is unclear how you have 3,184 stockholders of record given the few number of private placements performed during the past three years. Please advise.
10. Please provide the disclosure required by Item 201(a)(2) of Regulation S-B.

11. Please delete the equity compensation plan information on the top of page 15. Item 201(d) disclosure is not required in this document.
See instruction 9 to paragraph (d) of Item 201 of Regulation S-B.
12. The disclosure in note 7 on page 64 states you had a 6-for-1 reverse stock split in December 2003. Although you state that the prices provided in the chart are adjusted to reflect all stock splits, it appears that the data for fiscal 2003 may not have been retroactively adjusted to reflect the reverse stock split. All market prices reported should be adjusted to give retroactive effect to the material change resulting from a reverse stock split. Please revise accordingly if necessary.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 15
13. As discussed in FR-72, one of the principal objectives of Management`s Discussion and Analysis is to provide a narrative explanation that enables investors to see the company through the eyes of management. Pursuant to those guidelines, please revise your
Management`s Discussion and Analysis section to generally focus on the following: material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters. Additional guidance can be found in Item 303(b) of Regulation S-B.
14. With regard to the following specific areas of Management`s Discussion and Analysis, please revise your disclosures using these guidelines:

* Results of Operations - revise to discuss and analyze underlying causes of all material changes. For example, you state on page 16 that revenues increased due to additional purchasers of the products, but you do not discuss any underlying reasons for the increase in revenues, nor the probability that this trend will continue.
Also,
it would appear that the four new employment agreements entered into on February 1, 2005 and disclosed under Employment Agreements on page
22 would result in a material change in general & administrative expenses that should be described as a factor that increased expenses in the interim period of fiscal year 2005 as compared to fiscal 2004.

* Liquidity and Capital Resources - revise to enhance your analysis and explanation of the sources and uses of cash, and material changes in particular items underlying the major captions reported in your financial statements. This section should also address your working capital deficit and ability to continue as a going concern.

* Critical Accounting Policies - this section is intended to focus on the sensitivity aspects of critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. Please revise accordingly.

Description of Business, page 18
15. Please describe the development of your business within the last three years. Specifically, discuss the changes in your business and the transition to your current business plan.
16. Please expand your disclosure to provide all the information required by Item 101 of Regulation S-B. Your business description should provide investors with information that would be material in understanding your business.

Consulting Agreements, page 23
17. We note consulting agreements with National Financial
Communications Network and Mark Wachs & Associates. Please expand your disclosure to specify the material terms of the agreements.

Selling Stockholders, page 24
18. Please clarify the disclosure in your prospectus to describe the
transactions related to footnotes 4-6 and the circumstances in which
the selling shareholders acquired the securities being registered. For instance, you should specify why shares were issued to the selling stockholders pursuant to the acquisition agreement between Great Western Parks LLC and Royal Pacific Resources, Inc. and what services were exchanged for the common stock as indicated in footnote
5.
19. It is unclear why you state your prospectus relates to
30,371,045
shares of common stock when you are registering 29,322,663 shares. Please advise or revise.
20. Please identify the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table and footnotes. See Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation
S-K section of March 1999 Supplement to Manual.
21. Tell us which selling stockholders, if any, are broker-dealers, and identify them as underwriters.
22. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

* The selling stockholder purchased the shares in the ordinary course of business, and

* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

Plan of Distribution, page 37
23. We note disclosure indicating that selling stockholders may sell short shares of the company`s common stock. Please discuss the effect of short-selling on your market price.

Forward-Looking Statements, page 40
24. Please remove your reference to the forward-looking statement safe harbor protection of the Private Securities Litigation Reform Act of 1995, as such safe harbor does not apply to forward-looking statements made in connection with an initial public offering.
See
Section 27A to the Securities Act of 1933.

Available Information, page 40
25. We note that you reference the old address of the Securities
and
Exchange Commission.  Please revise to include our new address at
100
F Street, NE (Washington, DC 20549).

Financial Statements, page 41
26. Please consider the financial statement updating requirements of
Item 310 of Regulation S-B, on an ongoing basis. In this regard, your amended Form SB-2 should contain updated interim financial statements. In addition, the updated financial statements should contain additional separate footnotes on the completed June 2005 acquisition of Ron Snider & Associates, Inc. including the Real Estate Purchase agreement with all disclosures required by SFAS 141
(e.g. paragraphs 51-52, etc.) and the June 2005 Private Placement of common stock and common stock purchase warrants.
27. We also note your disclosure on page 16, Management`s Discussion and Analysis-Company History, and page 19, Acquisition of Ron Snider
& Associates, with respect to the acquisition agreement extension payments. In this regard, amounts paid by an acquirer to extend the closing date of an acquisition can be viewed as a penalty payment for non-timely closing of an acquisition which does not directly relate to the assets acquired and liabilities assumed. Therefore, we believe the $50,000 cash and fair value of the 50,000 shares of common stock extension payments should be treated as an indirect and general expense, not a direct cost, related to the business combination that should be expensed as incurred in the updated financial statements with appropriate disclosure in the notes to those financial statements. Refer to the guidance in paragraph 24 of
SFAS 141.  Please revise and advise accordingly.

Significant Transactions with Related Parties, page 51
28. The updated interim financial statements should contain disclosures in the Related Party or Commitment footnote describing the February 2005 employment agreements and consulting agreement discussed under Executive Compensation on pages 24-25. The disclosures should also contain the minimum payments required over the three-year agreement periods. Please revise accordingly.

Consolidated Statement of Cash Flows, page 58
29. Please revise to add supplemental disclosure showing the amount of interest and taxes, if any, paid during each period shown, in accordance with SFAS 95. Accordingly, please make this revision for all subsequent periods shown.

Revenue Recognition, page 59
30. Please tell us supplementally, and expand your revenue recognition disclosure in the notes to the financial statements, to include a discussion of your major sources of revenue and the revenue recognition policy associated with each, in accordance with the guidelines in SAB 104.

Note 3. Recognized Advance Loan Fee, page 61
31. We note your disclosure that collateral to secure the debt included a second deed of trust on real property owned by a member of
CCC. This does not appear to meet the definition of an asset, as defined by paragraphs 25-31 of FASB Statement Concept No. 6. Furthermore, we note that the collateral provided for a reduction of the interest rate that would have been otherwise incurred on the loan. It appears this should be viewed analogous to the guidance in
Topic 5T, Staff Accounting Bulletin No. 79, whereby the shareholder, a member of CCC, is effectively paying an expense, through the reduction in interest cost, on behalf of the company. In this regard, the amount or value of the collateral would be reflected as a discount to the debt, rather than an asset, in the financial statements with the discount amortized to interest expense over the life of the debt on the interest method. Therefore, please reclassify the amount as a discount to the debt, with the expense reflected as additional interest expense in the consolidated statement of operations. The notes to the financial statements should also be revised to describe the accounting treatment thereof.
Please revise accordingly.




Note 10. Going Concern, page 65
32. We note your discussion of your ability to continue as a going concern, including your statement that the company will be able to operate for the coming year without additional funding. It is not clear from your disclosure how your current assets and expected cash flows from operating activities for each year will be sufficient to meet your current obligations. Please tell us, and expand your disclosure to clarify, taking into account your current working capital deficit. Your discussion should specifically address your plans to meet your upcoming debt obligations. Further, please discuss the consequences to your business if, for whatever reason, you fail to repay or refinance these debts as they come due. In addition, please consider the guidance in Section 607.02 of the Codification of Financial Reporting Releases (i.e. FRR-16) on other disclosures, such as Management`s Discussion and Analysis, concerning the viable plans to overcome the difficulties because of the doubt about the company`s continued existence.

Audited Financial Statements of Great American Family Parks, Inc, pages 67-79
33. As Item 310(a) of Regulation S-B only requires an audited consolidated balance sheet as of the end of the most recent fiscal year and audited consolidated statements of operations, cash flows and changes in stockholders` equity for each of the two fiscal years preceding the date of the balance sheet, we suggest you delete the second set of separate consolidated financial statements, currently on pages 67-79, in the amended Form SB-2. In this regard, all audited consolidated financial statements required by Item 310(a), including the most recent fiscal year 2004 and the comparative prior fiscal year 2003, are appropriately contained in the first set of audited consolidated financial statements provided on pages 53-66. Furthermore, the separate consolidated financial statements on pages
67-79 should be deleted as the audit report of the other auditor referencing the fiscal 2002 consolidated financial statements would require such audit report to be furnished, not solely referenced, in the registration statement. Please delete accordingly.

Wild Animal Safari
Financial Statement for the Three Months Ending March 31, 2005 Compilation Report, page 81
34. Pursuant to Item 310(b) of Regulation S-B, a compilation report is not appropriate in this document, or in any filings with the Commission because the association of the accountant provides no basis for reliance. Please remove this report, and all references to it on the financial statements, and have the financial statements reviewed by an independent public accountant, as required.

35. Additionally, we note that the financial statements are prepared on the income tax basis. This is not in compliance with GAAP or the instructions to Item 310 of Regulation S-B. Please revise.
36. We note that no footnotes are included with the financial statements. In accordance with Item 310(b)(2)(i) of Regulation S-B, please include footnote and other disclosures in the next amendment.
37. Also, please ensure that depreciation expense and land lease costs are classified as operating expenses, not other expenses, similar to the treatment in the annual statement of operations.

Statement of Income, page 89
38. The amount of cost of revenues should not solely include the cost of products or goods sold but also include all direct costs incurred in generating the revenues before reporting gross profit as an income performance measure. For example, the salaries and wages, contract labor and temporary help of individuals working at the wild animal park, animal food, utilities, repairs and maintenance, expenses incurred on equipment and vehicles, and the rentals thereof, used in the operation of the park, etc. are examples of costs generally included in cost of revenues. Furthermore, depreciation expense and land lease costs should also be included in cost of revenues or disclosed in the alternative manner as set forth in the guidance in
Topic 11B of the Staff Accounting Bulletins. Please consider the guidance above and revise the statement of income to conform the reporting of additional items within cost of revenues consistent to the treatment used by the registrant in reporting gross profit as an income measure in its historical financial statements. In addition, the pro forma statements of operations should be revised accordingly to reflect any revisions in the amount of cost of revenues and gross profit.

Statement of Retained Earnings, Account Assignments Report, page
91
39. The purpose of this financial statement is unclear to us.
Please
remove it, or provide an explanation as to why you feel that it is necessary.

Wild Animal Safari Financial Statements for Fiscal Year 2003, pages
96-106
40. Similar to our comment on the financial statements for Great American Family Parks, we suggest you delete the second set of separate financial statements for Ron Snider & Associates. In this regard, the first set of separate financial statements on pages 87-95 would include the most recent fiscal year 2004 with the comparative prior fiscal year 2003 financial information side-by-side in the historical financial statements and notes thereto. With respect to the independent auditor`s report, the auditor, Gay & Joseph, C.P.A.,
P.C., would cover both fiscal years in the same auditor report similar to the report furnished on page 54 by your independent auditor, Madsen & Associates, CPA`s Inc. We also refer you to subsequent comment 41 whereby we request a revised auditor`s report.
Such revision would be made in the one audit report furnished with respect to this comment.

Note 6 - Reissue of Financial Statements, page 106
41. We note the disclosure regarding the audit procedures
performed
by the independent auditor that enabled them to remove the
disclaimer
of opinion from their original report for the scope limitation on property and equipment. In this regard, this disclosure should not be provided in the notes to the financial statement as the scope limitation on their original report (i.e. disclaimer of opinion) pertains to the auditor and its report. Therefore, as the discussion of the audit scope is the responsibility of the auditor, the disclosure should be set forth directly in the independent auditors report in an explanatory paragraph between the second and third paragraphs similar to the guidance provided in paragraph 69 of
Section 508 of Statement of Auditing Standards No. 58.  The
revised
auditor`s report should include the disclosures noted in paragraph
69
and the report should be dated June 10, 2005, not dual-dated with a reference to a note with a different date. Please revise the audit report and delete note 6 from the financial statements accordingly.

Great American Family Parks Inc. and Subsidiary, page 107
42. Please consider adding an introductory paragraph to briefly explain the transaction, the entities involved and the periods for which the pro forma information is presented.

Combined Pro-Forma Balance Sheets, page 108
43. In accordance with Item 310(d) of Regulation S-B, the pro forma balance sheet should be presented as of the most recent balance sheet date. However, as the amended Form SB-2 will require updated historical financial statements through June 2005, which will encompass the completion date of the acquisition, a pro forma balance sheet will no longer be required. Please delete the pro forma balance sheet and financial information on page 9 for this data.

Pro-Forma Statements of Operations For the Year Ended December 31,
2004, page 109
Pro-Forma Statements of Operations For the Three Months Ended
March
31, 2005, page 110
44. In connection with the updating of the historical financial statements, please update the pro forma statement of operations for the six months ended June 30, 2005 and delete the pro forma statement of operations for the three months ended March 31, 2005, accordingly.

45. The financial statements for GAFP and CCC should be combined, so that they are in agreement with the financial statements presented elsewhere in the document. Please revise.
46. Please revise to include pro forma earnings per share data, and explanations for all adjustments.
47. The adjustments in the pro forma statements of operations should be labeled and individually cross-referenced to notes that clearly explain the assumptions and nature of the adjustments. In addition, please disclose computations of such adjustments where applicable. For example, the amount of adjustments to interest expense or depreciation expense may be readily computable based on the amount of debt incurred and the applicable interest rate as well as the increase in property and equipment from the allocation of the purchase price with the estimated useful life of the assets, respectively. Please revise accordingly.
48. The pro forma statement of operations should reflect the tax effects from combining the operations of the registrant and acquired company. Although the registrant had net losses and the acquired company previously did not report income taxes as a Subchapter S corporation, the combined entity reflects pro forma income and will be a corporation subject to income taxes. Generally, the tax effects are calculated with reference to the statutory rate in effect during the periods presented. If income taxes are not calculated on that basis for other appropriate reasons, please provide explanation in the notes to the pro forma statements.

Exhibit 5.1
49. Please revise your legal opinion to reference the file number of the registration statement.

Exhibit 23
50. Please provide currently dated consents from the independent accountants in any amendments.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Kristin Shifflett at (202) 551-3381 or
Joseph
Foti, Accounting Branch Chief, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at (202) 551-
3317, David Mittelman, Legal Branch Chief at (202) 551-3214, or me at
(202) 551-3750 with any other questions.

      							Sincerely,



      							Max A. Webb
      Assistant Director

cc:	Richard A. Friedman, Esq.
	Sichenzia Ross Friedman Ference LLP
	Fax:  (212) 930-9725



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Larry L. Eastland
Great American Family Parks, Inc.
September 2, 2005
Page 1